SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934*

The Phoenix Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71902E109

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

February 2, 2010

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71902E109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 6,409,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,409,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,409,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 71902E109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 6,409,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,409,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,409,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 71902E109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,572,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,572,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,572,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 71902E109	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,572,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,572,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,572,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Phoenix Companies, Inc., a Delaware corporation (the “Company”), to amend the Schedule 13D filed on July 11, 2008 (as amended by Amendment No. 1 thereto filed on July 18, 2008, Amendment No. 2 thereto filed on December 19, 2008, Amendment No. 3 thereto filed on January 5, 2009 and this Amendment No. 4, the “Schedule 13D”) and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Offshore Master Fund”) and Third Point Advisors II L.L.C., a Delaware limited liability company (“Advisors II” and together with the Management Company, Mr. Loeb and the Offshore Master Fund, the “Reporting Persons”). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Master Fund, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund. This Amendment No. 4 is being filed to disclose a material change in beneficial ownership of the Common Stock by the Reporting Persons and to report that the Offshore Master Fund and Advisors II no longer beneficially own more than 5% of the Common Stock. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

Since January 5, 2009, the Funds have expended an aggregate of approximately $2,065,486.00 of their own investment capital to acquire 1,260,300 shares of Common Stock and the Offshore Master Fund has expended an aggregate of approximately $614,763.20 of its own investment capital to acquire 495,300 shares of Common Stock. The Funds effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co., JP Morgan Chase & Co., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)       As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 6,409,000 shares of Common Stock, representing 5.5% of the 115,600,000 shares of Common Stock outstanding as of October 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2009. The percentages used herein and in the rest of this statement are calculated based upon such number of outstanding shares. As of the date of this Schedule 13D, the Offshore Master Fund directly beneficially owns 4,572,500 shares of Common Stock, representing 4.0% of the outstanding shares of Common Stock and Advisors II, as general partner of the Offshore Master Fund, beneficially owns 4,572,500 shares of Common Stock, representing 4.0% of the outstanding shares of Common Stock. As of the date of this Schedule 13D, none of the individual Funds, including the Offshore Master Fund, beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

6

(b)       The Management Company and Mr. Loeb share voting and dispositive power over the 6,409,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and Advisors II share voting and dispositive power over the 4,572,500 shares of Common Stock directly beneficially owned by the Offshore Master Fund.

(c)       Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr. Loeb) in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Offshore Master Fund (at the direction of the Management Company, Mr. Loeb and Advisors II) in Common Stock.

All of the transactions set forth on Schedules A and B were effected in open market transactions on the New York Stock Exchange. Other than as set forth on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Management Company and Mr. Loeb nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Other than as set forth on Schedule B, during the past 60 days there were no transactions in the Common Stock effected by the Offshore Master Fund and Advisors II nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)       Other than the Funds which directly hold the Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)       As of February 2, 2010, the Offshore Master Fund and Advisors II have ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits
99.5

Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 5, 2009 as an exhibit to Amendment No. 3 to the Schedule 13D, filed with the SEC on January 5, 2009. by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to the Company and is incorporated herein by reference.

99.6	Amended and Restated Joint Filing Agreement, dated as of February 16, 2010, by and among Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.

[Signatures on following page]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

THIRD POINT LLC

By:	Daniel S. Loeb, Chief Executive Officer

By: /s/ William Song

Name: William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By: /s/ William Song

Name: William Song
Title:	Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C.,

its general partner
By:	Daniel S. Loeb, Managing Director

By: /s/ William Song

Name: William Song
Title:	Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By:	Daniel S. Loeb, Managing Director

By: /s/ William Song

Name: William Song
Title:	Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D

WITH RESPECT TO THE PHOENIX COMPANIES, INC.]

Schedule A

(Transactions by the Funds in Common Stock

during the past 60 days)

Date	Transaction	Shares	Price Per Share($)
01/04/10	BUY	229,600	2.850
01/04/10	(SELL)	(229,600)	2.850
01/19/10	BUY	199,200	2.900
01/04/10	(SELL)	(199,200)	2.900
02/02/10	BUY	211,200	2.520
02/02/10	(SELL)	(211,200)	2.520
02/11/10	(SELL)	(50,000)	2.400
02/11/10	(SELL)	(150,000)	2.403
02/12/10	(SELL)	(210,000)	2.341
02/12/10	(SELL)	(155,000)	2.348

Schedule B

(Transactions by the Offshore Master Fund in Common Stock

during the past 60 days)

Date	Transaction	Shares	Price Per Share($)
01/04/10	BUY	180,000	2.850
01/19/10	(SELL)	(184,300)	2.900
02/02/10	(SELL)	(211,200)	2.520
02/12/10	(SELL)	(125,900)	2.341
02/12/10	(SELL)	(94,600)	2.348